Exhibit 2.8

Internet Law Library, Inc.

Unanimous Written Consent of Directors

December 10, 1999

On December 10, 1999, after waiving notice, the undersigned, being all the Directors of the Company, have signed this Unanimous Written Consent of Directors and have evidenced our signatures below to have the same force and effect as if we had actually met in person. The purpose of this Unanimous Written Consent is to approve an acquisition. After discussion and being fully informed, it is unanimously

    RESOLVED that the Board approve the acquisition of Brief Reporter, LLC, a Virginia limited liability company, on the terms outlined in the attached Contract for Sale.

    Dated: December 10, 1999.

/s/ HUNTER M.A. CARR Hunter M. A. Carr, Chairman/CEO
/s/ KELLEY V. KIRKER Kelley V. Kirker, Director
/s/ JOE H. REYNOLDS Joe H. Reynolds, Director
/s/ JACK I. TOMPKINS Jack I. Tompkins, Director